Filed by Penseco Financial Services Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Commission File No: 000-23777

Subject Company: Penseco Financial Services Corporation

October 25, 2013

Dear Fellow Shareholder:

We recently mailed you proxy material in connection with our upcoming Special Shareholders Meeting to be held on November 21, 2013. According to our records, we have not yet received your proxy.

It is very important that your shares be voted, regardless of the number of shares you own.

Please take a moment to VOTE your shares by returning your proxy in the envelope provided. You can also vote by telephone or the internet by following the enclosed instructions.

Our Board of Directors unanimously recommends a “FOR” vote on all proposals.

Please disregard this letter if you have already voted your shares. Thank you for your cooperation and support.

Sincerely,

Craig W. Best
President and Chief Executive Officer

Enclosure

150 North Washington Avenue  |  Scranton, PA 18503-1848  |  P 570.346.7741    800.327.0394  |  F 570.961.3768

REVOCABLE PROXY PENSECO FINANCIAL SERVICES CORPORATION

YOUR VOTE IS IMPORTANT!

PROXY VOTING INSTRUCTIONS

Shareholders of record have three ways to vote:

1.     By Telephone (using a Touch-Tone Phone); or

2.     By Internet; or

3.     By Mail.

To Vote by Telephone:

Call 1-(866) 702-2540 Toll-Free on a Touch-Tone

Phone anytime prior to 3 a.m., November 21, 2013.

To Vote by Internet:

Go to https://www.rtcoproxy.com/pfns prior to 3 a.m., November 21, 2013.

Please note that the last vote received from a shareholder, whether by telephone, by Internet or by mail, will be the vote counted.

Mark here if you plan to attend the meeting.	☐

Mark here for address change.	☐

Comments:

FOLD HERE IF YOU ARE VOTING BY MAIL

PLEASE DO NOT DETACH

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE

PROPOSAL 1:	For	Against	Abstain
Approval and adoption of the Agreement and	☐	☐	☐
Plan of Merger, dated as of June 28, 2013, as amended, by and between Peoples Financial Services Corp. and Penseco Financial Services Corporation, which provides, among other things, for the merger of Penseco with and into Peoples, and the conversion of each share of Penseco common stock immediately outstanding prior to the merger into 1.3636 shares of Peoples common stock, all as described in the Joint Proxy Statement/Prospectus.

Please be sure to date and sign this proxy card in the box below.	Date

Sign above	Co-holder (if any) sign above

Please sign exactly as your name appears on this card. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PROPOSAL 2:	For	Against	Abstain
Approval, on an advisory basis, of the compensation of the named executive officers of Penseco that is based on or related to the proposed merger.	☐	☐	☐

PROPOSAL 3:	For	Against	Abstain

Approval to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve and adopt the merger agreement.

	☐	☐	☐

This proxy also confers authority as to other business as may properly come before the meeting and any adjournment or postponement thereof. The Board of Directors at present knows of no other business to be brought before this meeting. However, if any other business is properly brought before the meeting, the shares represented by this proxy will be voted in the discretion of the proxy holders in accordance with the recommendations of the management of Penseco.

        The undersigned acknowledges receipt of the Notice of Special Meeting of Shareholders and Joint Proxy Statement/Prospectus dated October 10, 2013, and hereby revoke(s) all other proxies heretofore given by the undersigned in connection with this meeting.

This proxy must be dated, signed by the shareholder and returned promptly in the enclosed envelope. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If more than one trustee, all should sign. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.

PENSECO FINANCIAL SERVICES CORPORATION – SPECIAL MEETING, NOVEMBER 21, 2013

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1.	Call toll free 1-(866) 702-2540 on a Touch-Tone Phone. There is NO CHARGE to you for this call.

or

2.	Via the Internet at https://www.rtcoproxy.com/pfns and follow the instructions.

or

3.	Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE SEE REVERSE SIDE FOR VOTING INSTRUCTIONS

(Continued, and to be marked, dated and signed, on the other side)

REVOCABLE PROXY

Penseco Financial Services Corporation

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 21, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Richard C. Kunkle and Michael L. Jake, and each of them, as proxies, with full power of substitution, to represent and vote, all of the shares of common stock of Penseco Financial Services Corporation (“Penseco”) held of record by the undersigned at the close of business on September 27, 2013, at the Special Meeting of the Shareholders to be held at Hilton Scranton & Conference Center, 100 Adams Avenue, Scranton, Pennsylvania, on November 21, 2013, at 2:00 p.m. local time, and at any adjournment or postponement thereof, with all of the powers the undersigned would possess if personally present thereat, as indicated on this proxy.

The Board of Directors Recommends a Vote “FOR” each of the Proposals.

THIS PROXY, WHEN PROPERLY SUBMITTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND ALL OTHER PROPOSALS.

PLEASE PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR THE INTERNET OR

COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY

IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

6609